Contacts: Lisa Bliss	Peter Cauley	Stephen Greene
Marketing Co-ordinator	Chief Financial Officer	Brodeur Worldwide
PointBase	DataMirror	617-587-2872
408-961-1152	905-415-0310 ext. 271	sgreene@brodeur.com
lisa.bliss@pointbase.com	pcauley@datamirror.com

PointBase Wins Java Developer’s Journal 2003 Readers’ Choice Award

PointBase Micro Named Best Mobile Database fro Second Consecutive Year

SANTA CLARA, CALIFORNIA – (March 1st, 2004)– PointBase, the leader in Java™ data management and synchronization solutions, today announced its PointBase Micro database has won the Java Developer’s Journal (JDJ) 2003 Readers’ Choice Award for “Best Mobile Database”. This award recognizes industry-leading software, solutions, and services in the Java space, and is part of SYS-CON Media’s Readers’ Choice Awards Program which has become the most-respected industry awards program of its kind.

“2003 turned out to be a watershed year for Java, with enterprising companies taking Java beyond the server to mobile devices, automobile sensors, vending machines, point-of-sale systems, airline seat-backs – all the while knowing that J2SE 1.5 would soon be on its way to speed up deployment. The nomination and award process whereby JDJ's readers have given PointBase Micro a Readers' Choice Award strongly reflect this renewed energy and expansion of Java, and the Award shows PointBase to be one of the industry's absolute leading players in the highly competitive Java space,” says Joe Ottinger, Editor-in-Chief, JDJ.

Award recipients were selected through reader-submitted nominations, followed by online voting. Over 15,000 JDJ readers cast their vote to select the best Java products of the year in 25 award categories from over 630 nominations.

“We thank JDJ readers for choosing PointBase Micro as the best mobile database for the secondconsecutive year. We would also like to congratulate Oracle (NASDAQ: ORCL) and iAnywhere Solutions (NYSE: SY) for being named finalists in our category,” says Steve Jones, Managing Director, Engineering, PointBase. “This award further validates our established leadership in the mobile database market. As always, we are committed to providing our customers with the most robust Java data management and synchronization solutionsavailable so they can further extend the reach of their enterprise data to increase business and employee performance and drive toward global competitiveness.”

PointBase Micro is a platform-independent Java relational database optimized to run on the Java   2 Micro Edition (J2ME CDC and CLDC/MIDP) and J2SE platforms. It has an ultra-compact footprint (<45K for J2ME MIDP) and can be easily embedded within Java applications, making it transparent to users from the time of deployment. PointBase Micro is ideal for notebooks, tablet PCs, PDAs, cell phones, and other emerging Java-enabled devices. It provides effective data management for rapid and efficient mobile enterprise applications created by software vendors, systems integrators, and corporate IT departments.

For pricing and further product information on PointBase Micro, call 408-961-1100 (toll free:   1-877-238-8798), e-mail sales@pointbase.com, or visit www.pointbase.com/jdj04.

About Java Developer’s Journal
JDJ is the world's leading Java publication. Currently in its eight year of publication, JDJ serves as the Java industry's primary monthly source of information, insight, and interactivity through the accompanying Web portal at www.JavaDevelopersJournal.com. JDJ's core readership includes developers, programmers, Middle to Upper level IT/IS development managers, system architects, and engineers. JDJ is regarded as the premier source of quality Java information for the Java community, worldwide.

About PointBase
PointBase, a division of DataMirror, is the leading provider of Java data management and synchronization products for the embedded database and data mobility markets. PointBase’s products are used in Java server applications and are also embedded within Java applications.  The company’s products are the preferred solution for Java mobile data applications found on laptops, PDAs and other mobile devices. Customers include: Sun Microsystems, BEA Systems, and Macromedia.

About DataMirror
DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. Over 1,800 companies have gone live with DataMirror software including 3M Pharmaceuticals, Debenhams, FedEx Ground, First American Bank, GMAC Commercial Mortgage, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Mobile Solutions, Inc. PointBase is a registered trademark of DataMirror Mobile Solutions, Inc. Java, 100% Pure Java, all Java-based trademarks are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other products and services mentioned are trademarks of their respective companies.